November 29, 2010

Via EDGAR

Michael R. Clampitt, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

            Re:    First Citizens Bancshares, Inc. (the "Company")
                     Form 10-K for Fiscal Year Ended December 31, 2009
                     Form 8-K filed May 18, 2010
                     File No. 000-11709

Dear Mr. Clampitt:

            We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in its letter dated November 17, 2010 with respect to the above-referenced filings (the "Comment Letter").

            As our outside legal counsel discussed with Matt McNair today, the Company hereby requests an extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than December 14, 2010.

            If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (731) 285-4410.

                                                                                                                                                    Sincerely,

                                                                                                                                                    /s/ Jeff Agee
                                                                                                                                                    Jeff Agee
                                                                                                                                                    Chief Executive Officer

cc:    Laura Beth Butler
        David G. Wilson, Esq.